Exhibit 2
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FOR IMMEDIATE RELEASE                                                 4 May 2007



                              WPP GROUP PLC ("WPP")

           Wunderman acquires interactive agency These Days in Belgium


WPP announces that its wholly-owned operating company Wunderman, a leading direct, promotion and marketing network, has acquired 100% of the issued share capital of These Days NV, ("These Days") a leading interactive marketing agency in Belgium.

Founded in 1999, These Days is based in Antwerp, Belgium and employs 54 people. Clients include Nokia, Orange, Citibank, Inbev and Pioneer.

These  Days'  unaudited  revenues  for the year  ended  31  December  2006  were
(euro)4.6 million, with gross assets at the same date of (euro)3.7 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                       + 44 (0)20 7408 2204
www.wpp.com
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